

Mail Stop 3030

May 26, 2009

Via Facsimile and U.S. Mail

Kevin Kading
Vice President and Director
Phantom Fiber Corporation
2 Rector Street, Suite 2101
New York, NY 10006

      Re: Phantom Fiber Corporation
            Form 10-KSB for the year ended December 31, 2007
            File No. 1-15627

Dear Mr. Kading:

We have reviewed your letter dated May 7, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended December 31, 2007

General

1.   We note you have omitted the words "and accuracy" from the first bullet point in your response to prior comment 1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy <u>and accuracy</u> of the disclosure in the filings.

2.   Please furnish your correspondence dated May 7, 2009 on EDGAR, as required by Rule 101 of Regulation S-T.

<u>Exhibit 31</u>

3.   We note your amendments in response to prior comment 6. The revised Exhibit 31 certifications continue to differ from the form set forth in Exhibit 601 of Regulation S-K. Accordingly, please amend your Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 to include the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification in the <u>exact</u> form set forth in Exhibit 601 of Regulation S-K.

4.   As a related matter, please revise the certification to indicate, if true, that Mr. Kevin H. Kading is your principal executive officer and principal financial officer. If Mr. Kading does not serve both of these roles, please revise to include separate certifications for each of your principal executive and principal financial officers.

        As appropriate, please amend your filing and respond to these comments within 10 days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                Kevin L. Vaughn
                                Accounting Branch Chief